File Number: 58981-6

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

September 13, 2010

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:         Mr. Mark C. Shannon, Branch Chief

Dear Sirs/Mesdames:

Pacific Copper Corp.
Form 10-K for Fiscal Year Ended October 31, 2009
Filed February 10, 2010
File No. 0-52495

            We are counsel for and write on behalf of Pacific Copper Corp. (the "Company") in response to the Staff's letter of August 10, 2010 (the "Comment Letter") signed by Mr. Mark C. Shannon, Branch Chief, of the United States Securities and Exchange Commission (the "Commission").

            On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, a draft Amendment No. 1 to the Company's Form 10-K for the fiscal year ended October 31, 2009 (the "Form 10-K/A"). We confirm that this draft has been redlined to show all changes from the Company's previously filed Form 10-K. We also confirm that the redlined copy, as well as the clean copy, of the Form 10-K/A will be enclosed with the couriered copy of this letter.

            On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter, and that the page numbering referred to in each response hereinbelow corresponds to the page numbering in the redlined copy of the draft Form 10-K/A. We confirm that the disclosure changes described below have been made in the draft Form 10-K/A transmitted herewith, and that the same will be made in the actual Form 10-K/A when filed with the Commission. We confirm that the Company intends to make such filings as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Commission Comment:

Form 10-K for Fiscal Year Ended October 31, 2009

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, Page F-2

1.          We note that your auditors are located in Ontario, Canada and that your operations are in South America. Please explain to us in sufficient detail the steps taken by your auditors to complete their audit of your business activities, including the associated assets and liabilities. As part of your response, tell us whether or not another auditing firm was involved in the audit of your operations, and, if so, tell us the name of the firm, the nature of the procedures they performed, and how your auditors considered AU Section 543.

Company Response:

            We confirm, on behalf of the Company, that the Company's auditors have advised the Company that they have previously received clearance from the Commission with respect to registrants with similar corporate structure as the Company's (that is, where the registrant is a U.S. company with operations outside the United States and Canada, in this instance, Peru and Chile). We further confirm, on behalf of the Company, that the Company's auditors, Schwartz Levitsky Feldman LLP ("SLF") is one of the major National Firms of Chartered Accountants in Canada with offices in various Provinces. Furthermore, SLF is a Canadian member of HLB International, an affiliation of accounting firms in over 100 countries. We further confirm, on behalf of the Company, that SLF has advised the Company that SLF has a division in its office that deals primarily with U.S. registrants, which division is comprised of members who are knowledgeable in U.S. GAAP and GAAS and the standards of the PCAOB. Included in that division are several U.S. CPA's. We further confirm, on behalf of the Company, that SLF has advised the Company that SLF is registered with the PCAOB and is subject to inspection by them.

            We further confirm, on behalf of the Company, that:

  The Company is an exploration stage mining company, and all of the Company's mining interests and operations are located in South America, specifically Peru and Chile. However, since the mining properties are in the exploration stage, there are no significant activities in those countries. All major transactions originate in the United States;

  The Company's management and accounting records are primarily located in the United States and the Company's Chief Financial Officer is available in Toronto, where SLF is located, during the course of the audit;

  The audit field work was performed in Canada. All documentation (invoices and supporting documents) pertaining to operations in Peru and Chile were sent to the Company's U.S. head office for processing. These documents were then sent to the Company's auditors in Canada. All file completion and follow up work were performed in Canada. During the course of the audit, the Company's auditors were able to contact the Company by email or conference calls to discuss any issues arising from the field work. The members of the Company's audit committee also made themselves available for the required year end meetings via conference arrangements.

  The Company's auditors were provided with proof of titles for all of the Company's mining interests; and

  No other auditing firm was involved in the Company's audit.

Commission Comment:

Engineering Comments

Properties, Page 4

2.          Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

  A graphical bar scale or representations of scale, such as "one inch equals one mile", may be utilized if the original scale of the map has not been altered.

  A north arrow.

  An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

  A title of the map or drawing, and the date on which it was drawn.

  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Company Response:

            We confirm, on behalf of the Company, that small-scale and index maps for all of the properties of the Company, containing the features requested by the Commission, have been prepared and are included in the revised Form 10-K/A commencing on page 5 under the heading "Properties." A separate small-scale map has been provided for each of the Company's properties.

Commission Comment:

3.          Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

  The location and means of access to your property, including the modes of transportation utilized to and from the property.

  Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

  A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

  A description of any work completed on the property and its present condition.

  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

  A description of equipment, infrastructure, and other facilities.

  The current state of exploration of the property.

  The total costs incurred to date and all planned future costs.

  The source of power and water that can be utilized at the property.

  If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

  The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

Company Response:

            We confirm, on behalf of the Company, that the Company considers only the Venado/Venapai, La Guanaca and El Corral/La Mofralla properties, all in Chile, to be material to the Company at this time. We further confirm, on behalf of the Company, that for each of its material properties, the Company has prepared and included in the revised Form 10-K/A, beginning at page 5, the information requested by the Commission in this comment. The majority of the information requested regarding titles and maintenance fees appears in the form of a separate summary table for each property. The Company has also included specific language for each of its non-material properties, stating that the Company considers each of such properties to be non-material. For the sake of brevity in this response letter, the complete text of the new language is not included or repeated in this response.

Commission Comment:

4.          We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Company Response:

            We confirm, on behalf of the Company, that the Company has complied with the Commission's comment and has removed all references to other properties and activities by other companies in the area of the Company's projects.

Commission Comment:

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

            We confirm, on behalf of the Company, that the Company has provided such written statement, which is enclosed herewith.

            On behalf of the Company we sincerely hope and trust that each of the foregoing and the enclosed draft Form 10-K/A are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact either the writer (at (604) 691-7445) or Daniel Dex (at (604) 691-6839) of our offices at any time.

            On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch*
for LANG MICHENER LLP

*Law Corporation

Enclosures

cc:         Pacific Copper Corp.

cc:         Schwartz Levitsky Feldman LLP